Exhibit 3

The Robert L. McNeil, Jr. 1983 Trust
c/o Wilmington Trust Company
1100 N. Market Street
Wilmington, DE 19890-001

                        March 1, 2007

VIA FACSIMILE, COURIER AND CERTIFIED MAIL

Board of Directors
Arrow International, Inc.
2400 Bernville Road
Reading, Pennsylvania 19605

Gentlemen:

On February 27, 2007, Arrow International, Inc. filed a Current Report on Form 8-K with the Securities and Exchange Commission disclosing that the Company was delaying its annual meeting of shareholders a second time, from April 19, 2007 to July 17, 2007. This follows the Company’s announcement on November 22, 2006 that it was rescheduling the meeting from January 17, 2007, to April 19, 2007.

The stated reason for first postponement was to allow the board additional time to consider a proposal made by The Robert L. McNeil 1983 Trust to nominate three persons for election to the board of directors at the 2007 annual meeting. The Company offered no justification whatsoever for the second postponement. For the reasons we articulate below, we do not believe that this is the whole or even the true story. If, as appears to us, the delay is grounded on ulterior and impermissible motives, those of you who have voted to delay the meeting, and thereby deprive shareholders of their franchise, would be in breach of your duties of loyalty to the Company and its shareholder constituency.

In our November 27, 2006 letter to the Board, we questioned why the nomination of three directors should occasion a three month delay in convening the annual meeting. Whatever facial justification this delay may have had previously is now belied by the intervening conduct—or lack of conduct—by the Board. As far as we are aware, in the three months since the first postponement, neither the Board nor any of its committees has taken any action to consider the nominations made by the Trust. The nominees have not been contacted or scheduled for interviews, no information requests have been made of the nominees and, as far as we are aware, no background or other checks have been made with respect to their qualifications or competency. Indeed, the originally scheduled date for the annual meeting now has come and gone by over a month, without any demonstrated evidence of the alleged consideration by the Board of the Trust’s nominations.

With the pretext of delay to consider the Trust’s nominations having lost its plausibility, the Company announces a further deferral of the shareholder vote with no articulated justification whatsoever. A fundamental precept of public company disclosure is that filings and announcements must be truthful and must not contain materially misleading omissions. Shareholders may legitimately question whether the Board of Directors has been true to this principle.

The Board’s moving from what now appears to be a manufactured excuse to no excuse at all calls into doubt the Board’s candor and motivation. Not once in the last ten years has the Company delayed its annual meeting by as much as one month, yet now, with the prospect of a proxy contest in which certain incumbent directors—Messrs. Macaleer, Miller and Neag—may be ousted, the Company suddenly and repeatedly defers the annual meeting, on the basis of shifting or undisclosed pretext. We can hardly be faulted for suspecting that the true, if unspoken reason for depriving shareholders of the current opportunity to vote is to create delay in order to engineer circumstances that would spare these directors the possibility of defeat.

We repeat the admonitions of our November 27th letter.

•	Arrow is a public company, and all shareholders, collectively, are its owners.

•	The fiduciary duties of the Board are directed to the entire shareholder constituency and not to any one or select group of shareholders.

•
Any action taken to entrench one or more directors—even a founding shareholder, director and former executive—or that is motivated by the fear of their defeat in an election contest, would be a breach of the Board’s duty of loyalty to the shareholder body.

As a substantial shareholder of the Company, we are exceedingly troubled by the conduct of the Board which appears to flout these elementary governance principles. Board members who act in violation of these principles would be well advised to consider the consequences of their conduct.

            Very truly yours,

            The Robert L. McNeil, Jr. 1983 Trust

            By: /s/ Robert W. Cruickshank
            Mr. Robert W. Cruickshank
            Co-Trustee